August 16, 2024

Via EDGAR (filed as Correspondence)

Amanda Ravitz
Laura Nicholson
Division of Corporation Finance
Disclosure Review Program
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Xylem Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 2, 2024
File No. 001-35229

Dear Ms. Ravitz and Ms. Nicholson:

This letter is in response to the comments provided by the staff of the Securities and Exchange Commission (the "Staff") by letter dated August 9, 2024 regarding the above-referenced filing of Xylem Inc. ("Xylem," the "Company," "our," or "we"). For ease of reference, we have reproduced below the text of the Staff’s comment in italics directly above the Company's response.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 65

1. We note that you have included Revenue as your Company-Selected Measure pursuant to
Item 402(v)(2)(vi) of Regulation S-K. Please include your Company-Selected Measure in the Tabular List provided pursuant to Item 402(v)(6) of Regulation S-K. In that regard, we note that you included “Organic Revenue” in your Tabular List, but not Revenue.

We confirm that we will revise the Company’s future proxy disclosures to include the exact Company-Selected Measure in the Tabular List in accordance with this comment from the Staff.

We appreciate the Staff’s time and consideration of our 2023 proxy disclosures. Please feel free to contact me at kelly.oshea@xylem.com or by phone at (914) 874-9196 if you would like to discuss this matter further or have any questions.

Sincerely,

/s/ Kelly C. O’Shea
Vice President, Chief Corporate Counsel and Corporate Secretary

cc: Claudia S. Toussaint, Senior Vice President, Chief People & Sustainability Officer, Xylem Inc.
Dorothy G. Capers, Senior Vice President, General Counsel, Xylem Inc.